SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

Corporate Registry (NIRE) No. 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON MAY 22, 2019

1. DATE, TIME AND PLACE: On May 22, 2019, at 10:30 a.m., at the headquarters of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1.561, Polo Petroquímico de Camaçari, in the Municipality of Camaçari, State of Bahia. 2. CALL NOTICE: Call Notice published, pursuant to article 124 of Law No. 6,404/76 (the “Brazilian Corporation Law”), in newspaper “O Correio da Bahia” and in the Official Gazette of the State of Bahia, issues dated May 07, 08 and 09, 2019. 3. ATTENDANCE: Shareholders representing ninety-seven point one percent (97.1%) of the Company’s voting capital attended the Extraordinary General Meeting, as per the signatures below and included in the “Shareholders’ Attendance Book”. Shareholders representing forty-five percent (45.0%) of the Company’s preferred shares were also present, as per the signatures included in the “Shareholders’ Attendance Book”. 4. COMPOSITION OF THE PRESIDING BOARD: Chairwoman: Mrs. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Mr. Flávio Rossini, chosen as established in clause 16, paragraph 3, of the Company's Bylaws. 5. AGENDA: Resolve on the ratification of the appointment of an alternate member for the position of effective member, the replacement of 2 effective members and 1 alternate member, all of them of the Board of Directors of the Company, appointed by the controlling shareholder, for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019. 6. RESOLUTIONS: The attending shareholders unanimously authorized the drawing-up of the minutes pertaining to this Extraordinary General Meeting in summary form, as well as to publish them without the signatures of the attending shareholders, pursuant to article 130 of the Brazilian Corporation Law. The matters on the agenda were submitted for discussion and voting, and the following resolutions were taken: 6.1. REPLACEMENT OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY: In view of the resignations presented by the following members of the Board of Directors of the Company, Mr. Luiz de Mendonça, on April 18, 2019, and Mr. Rodrigo José de Pontes S. M. Salles and Mrs. Carla Gouveia Barreto, both on May 8, 2019: approve, by the majority of the attendees entitled to vote, according to the voting map included in Exhibit I, which is for all purposes considered an integral part of these minutes, the election or ratification, as the case may be, of the members of the Board of Directors indicated below. Those members shall complete the remainder of the current term of office, which will end at the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to be ended on December 31, 2019: (i) ratification of Mr. MAURO MOTTA FIGUEIRA, Brazilian citizen, married under the partial property community ruling, production engineer, bearer of Identity Card (RG) No. 11.335.092-2 SSP/SP, enrolled with the Brazilian Individual Taxpayer Registry (CPF/ME) under No. 115.134.858-90, with business address at Rua Lemos Monteiro, No. 120, 16º floor, Butantã, Zip code 05501-050, in the City of São Paulo, State of São Paulo, previously elected as an alternate member of the Board of Directors of the Company at the Company's Annual General Meeting held on April 30, 2018, as an effective member of the Board of Directors of the Company, replacing Mr. Luiz de Mendonça, pursuant to Article 23 of the Company's Bylaws; (ii) election of Mr. ROBERTO LOPES PONTES SIMÕES, Brazilian citizen, married under the partial property community ruling, mechanical engineer, bearer of Identity Card (RG) No. 839.142 SSP/BA, enrolled with the CPF/ME under No. 141.330.245-91, residing and domiciled at Rua Alexandre Correia, 310, Apt. 52, Jardim Vitória Régia, Zip code 05657-230 in the City of São Paulo, State of São Paulo, as an effective member of the Board of Directors of the Company, replacing Mr. Rodrigo José de Pontes Seabra Monteiro Salles; (iii) election of Mr. ROBERTO FALDINI, Brazilian citizen, married under the separate property community ruling, business manager, bearer of Identity Card (RG) No. 3.182.138-8 SSP/SP, enrolled with the CPF/ME under No. 070.206.438-68, residing and domiciled at Rua General Mena Barreto, 477, Apt. 31; Jardim Paulista, Zip code 01433-010, in the City of São Paulo, State of São Paulo, as an effective member of the Board of Directors of the Company, replacing Mrs. Carla Gouveia Barreto; and (iv) election of Mr. JOSÉ MARCELO LIMA PONTES, Brazilian citizen, married under the partial property community ruling, journalist, bearer of Identity Card (RG) No. 03.341.280 DETRAN/RJ, enrolled with the CPF/ME under No. 016.121.743-53, with business address at Rua Lemos Monteiro, No. 120, 16º floor, Butantã, Zip code 05501-050 in the City of São Paulo, State of São Paulo, as an alternate member for Mr. Mauro Motta Figueira in the Board of Directors of the Company. The board members elected herein shall be invested in office under the provisions and terms provided by law, after signing the respective deed of investiture, which must be drafted in the proper book. The board members represented, for all legal purposes and under the penalty of law, pursuant to article 37, item II, of Law No. 8,934, of November 18, 1994, with the wording provided in article 4 of Law No. 10,194, dated February 14, 2001, that they are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal sentence, having also submitted, in order to comply with CVM Ruling 358, dated January 3, 2002, as amended, and CVM Ruling 367, dated May 29, 2002, as amended, and with the Management Consent Term with regard to the rules contained in Level 1 Listing Regulations of B3, written statements according to the terms of such Rulings, which were filed at the Company’s principal place of business. Due to the elections resolved upon above, the Company's Board of Directors shall have the following composition: EFFECTIVE MEMBERS: MARCELO MOSES DE OLIVEIRA LYRIO; JOÃO COX NETO; JOÃO PINHEIRO NOGUEIRA BATISTA; ROBERTO FALDINI; MAURO MOTTA FIGUEIRA; GESNER JOSÉ DE OLIVEIRA FILHO; ROBERTO LOPES PONTES SIMÕES; PEDRO OLIVA MARCILIO DE SOUSA; FÁBIO VENTURELLI; JULIO SOARES DE MOURA NETO; and ERNANI FILGUEIRAS DE CARVALHO. RESPECTIVE ALTERNATES: JOSÉ DE FREITAS MASCARENHAS; LARRY CARRIS CARDOSO; MARCELO MANCINI STELLA; SERGIO FRANÇA LEÃO; JOSÉ MARCELO LIMA PONTES; MARCELO ROSSINI DE OLIVEIRA; ANDRÉ AMARO DA SILVEIRA; SUSAN BARRIO DE SIQUEIRA CAMPOS; JOÃO CARLOS TRIGO DE LOUREIRO; and PAULO CEZAR FERNANDES DA SILVA. 7. ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Ruling No. 480, dated December 7, 2009, as amended, the total of approvals obtained from the voting of the item of the agenda is indicated in Exhibit I, which, for all purposes, shall be considered an integral part hereof. As there were no further matters to be discussed, the Extraordinary General Meeting was ended, and these minutes were drawn up, which, after being read, discussed and found to be in order, were signed by all attendees; the drafting of the minutes in summary form as well as the publication thereof without the signatures of the attending shareholders, pursuant to article 130 of the Brazilian Corporation Law, were authorized. 8. SIGNATURES: Presiding Board: Mrs. Paula Cristina Penteado Magalhães Azevedo, as Chairwoman; and Mr. Flavio Rossini, as Secretary.

DOCS - 4316642v1

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

Corporate Registry (NIRE) No. 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON MAY 22, 2019

Shareholders: OSP INVESTIMENTOS S.A. (p.p. Sr. Lauro Augusto Passos Novis Filho); ODEBRECHT S.A. (p.p. Sr. Lauro Augusto Passos Novis Filho); PETRÓLEO BRASILEIRO S/A – PETROBRAS (p.p. Sr. Eduardo Belotti Paes de Figueiredo);

DOCS - 4316642v1

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

Corporate Registry (NIRE) No. 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON MAY 22, 2019

Camaçari, BA, May 22, 2019.

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Flavio Rossini Secretary

DOCS - 4316642v1

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

Corporate Registry (NIRE) No. 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON MAY 22, 2019

EXHIBIT I

FINAL SUMMARY VOTING MAP

Extraordinary General Meeting

held on May 22, 2019

Description of the Resolution		Vote	Number of common shares present	(%) of the voting capital present
Resolve on the ratification of the appointment of an alternate member for the position of effective member, the replacement of 2 effective members and 1 alternate member, all of them of the Board of Directors of the Company, appointed by the controlling shareholder, for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.	Mauro Motta Figueira (effective member) Roberto Lopes Pontes Simões (effective member) Roberto Faldini (effective member) José Marcelo Lima Pontes (alternate member)	Approvals	438,761,575	100%
		Rejections	-	-
		Abstentions	-	-

DOCS - 4316642v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.